

August 24, 2018

Via E-mail

Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re:** **Perry Ellis International, Inc.**
> **Amended Schedule 13E-3**
> **Filed August 20, 2018 by Perry Ellis International Inc. et al.**
> **File No. 005-48707**
>
> **Revised Preliminary Proxy on Schedule 14A**
> **Filed August 20, 2018**
> **File No. 000-21764**

Dear Ms. Parker:

We have reviewed the above-referenced filings and have the following comments.

Amended Schedule 13E-3

1. We note that you have requested confidential treatment for Exhibit (c)(10). We will provide comments on your request separately.

Revised Preliminary Proxy Statement

Background of the Merger, page 18

2. We note your response to prior comment 2 and the AlixPartners' presentation filed as Exhibit (c)(10). Please revise to summarize briefly AlixPartners' findings/recommendations concerning management's strategic plan and planning processes.

3. With reference to your October 24, 2017 entry, please revise to clarify whether the Special Committee's review of Mr. Oscar Feldenkreis' role as Chief Executive Officer has continued throughout the sale process and whether the AlixPartners' April 2018 report constituted part of the Special Committee's review of his role. In addition, revise the "Background of the Merger" section to discuss any material developments or

determinations made by the Special Committee's concerning this subject matter, including, as applicable, any determinations made following receipt of AlixPartners' April report.

4.   We note your updated disclosures concerning the Special Committee's recent assessment of Randa's interest in bidding for the Company and the important role that your largest in-bound licensor played in the Special Committee's August 14, 2018 determination that the Randa proposal was no longer reasonably likely to lead to a Superior Proposal. Accordingly, please supplementally provide us a copy of the licensor's August 10, 2018 written communication. With reference to your July 29 and August 10 entries, revise to clarify Oscar Feldenkreis's basis for believing that the licensor would not consent to a transaction with Randa and also indicate whether Oscar Feldenkreis conducted his scheduled mid-August meeting with the licensor. Revise to disclose any discussions between any Filing Persons and the licensor concerning the 13E-3 transaction, including any discussions concerning the licensor's willingness to waive or not waive the change of control provision for management's 13E-3 transaction or for any proposals presented by third parties, such as Randa.

5.   On a related note, your disclosure of the Olshan August 7th letter refers to preventing "further defections." With a view toward revised disclosure, please tell us how many employees left the company as a result of the negotiations of the transactions and whether they were part of company management.

6.   We refer to the August 14, 2018 entry and your disclosure that the Special Committee based its decision to end consideration of the Randa Proposal on a determination that the licensor would not waive the precondition irrespective of "any action" taken by the Feldenkreises. Please revise to clarify whether "any action" includes the Feldenkreises supporting the Randa Proposal and assisting the company in obtaining the required consent. In this regard, your disclosure should indicate whether the Special Committee's determination was based, if true, on any unwillingness of the Feldenkreises to support the Randa Proposal and to assist in seeking the licensor's consent for that proposal.

Recommendation of the Special Committee..., page 49

7.   We reissue prior comment 5. With reference to Regulation M-A, Item 1014(a), please revise to state whether the company and all filing persons believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. In doing so, please provide this statement or statements as of the date of the proxy statement (i.e., taking into account all events subsequent to the execution of the merger agreement). In this regard, your current disclosure suggests that the Special Committee and Board determinations were rendered as of June 15, 2018 and therefore may not take into account recent developments, including Randa's proposal to acquire the company at a higher price ($28.90) with the assistance of company affiliates. We also continue to believe that your disclosure, as presented, needlessly creates uncertainty that the Special Committee and

Board determinations were not specific to the unaffiliated shareholders apart from other shareholders. Accordingly, please revise to provide the disclosure as it is required in Item 1014(a). Please make a corresponding revision to the fourth bullet point on page 68, as necessary.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3619 if you have any questions regarding our comments.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions